Manda Ghaferi
Vice President & Deputy General Counsel
Direct Line: (310) 772-6545
E-mail: mghaferi@aig.com

AIG Life and Retirement
21650 Oxnard Street, Suite 750
Woodland Hills, CA 91367

VIA EDGAR & E-MAIL

March 15, 2021

Ms. Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variable Separate Account (“Registrant”)

American General Life Insurance Company (“Depositor”)

Polaris Platinum III Variable Annuity

Post-Effective Amendment No. 26 and Amendment No. 26 on Form N-4

File Numbers: 333-185762 and 811-03859

Dear Ms. Brutlag:

Thank you for your verbal comments on March 2, 2021 regarding the 485(a) Registration Statements filed on Form N-4 referenced above. We have responded to your comments as follows:

Rate Sheet Supplement (Page 1)

1.

Comment – The first sentence says, “This Rate Sheet Prospectus Supplement (“Rate Sheet Supplement”) does not apply if you do not elect a living benefit feature.” Please include historical rates as an appendix to the prospectus. See ADI – 2018-05.

Response – All historical rates are included in the appendix to the prospectus, and we have added a reference after the first sentence as follows:

“This Rate Sheet Prospectus Supplement (“Rate Sheet Supplement”) does not apply if you do not elect a living benefit feature. All previous rates are included in an appendix to the prospectus and available on www.aig.com/ProductProspectuses.”

2.

Comment – Since the Rate Sheets are part of the prospectus, under Rule 498A, you are required to post prospectuses to your website. Please refer your investors to your website to obtain the rate sheets.

Response – We have modified the second paragraph of the Rate Sheet Supplement to refer the investors to our website for the current Rate Sheet Supplement and the accompanying prospectus:

“This Rate Sheet Supplement provides the current initial annual fee rates, Minimum Income Base Percentage or Income Credit Percentage, as applicable, Maximum Annual Withdrawal Percentages, and Protected Income Payment Percentages for Polaris Income Max and Polaris Income Plus Daily Flex living benefits effective on or after May 3, 2021. This Rate Sheet Supplement must be used in conjunction with the prospectus dated May 3, 2021. If you need a copy of the current Rate Sheet Supplement or prospectus, please call our Annuity Service Center at (800) 445-7862 or visit our website at www.aig.com/ProductProspectuses. All Rate Sheet Supplements are filed with the Securities and Exchange Commission and are available on the

EDGAR system at www.sec.gov, file number 333-185762 or 333-178841 if your contract was issued in New York.

3.

Comment – “After your contract is issued, the percentages and terms listed below are guaranteed not to change for the life of your contract.” We understand that you may use rate sheet approach for the initial rider fees, if so, please consider whether this sentence needs to be modified.

Response – We have modified the sentence as follows:

“After your contract is issued, the percentages and terms listed below are guaranteed not to change for the life of your contract. Please note that your annual fee rate can change after the first Benefit Year subject to the minimum and maximum in effect at the time of your contract issue, as described in the prospectus.”

Summary Prospectus and Statutory Prospectus (#4 – 8 is for Polaris Advisory only)

Cover Page

4.

Comment (for the advisor-sold product) – Please disclose that the contract is or may be available through third party financial intermediaries who charge an advisory fee for their services and that fee is in addition to the contract fees and expenses.

Response – We will include the below disclosure on the cover page:

“This variable annuity is available through third party financial intermediaries who charge you an advisory fee for their services and that fee is in addition to the contract fees and expenses.”

Important Information You Should Consider about the Contract (Fees and Expenses – Ongoing Fees and Expenses (Annual charges) – Minimum and Maximum Table) – Page 5

5.

Comment (for the advisor-sold product) – Please modify the legend to state that the fees and expenses do not reflect advisory fees paid to financial intermediaries from contract value or other assets of the owner. And if such charges were reflected, the fees and expenses would be higher.

Response – We currently do not allow deduction of advisory fees from the contract value. We will modify the legend as follows.:

“The table below describes the current fees and expenses of the contract that you may pay each year, depending on the options you choose. Please refer to your contract data page for information about the specific fees you will pay each year based on the options you have elected. These fees and expenses do not reflect advisory fees you pay to your investment adviser.”

Important Information You Should Consider about the Contract (Fees and Expenses – Ongoing Fees and Expenses (Annual charges) – Lowest and Highest Annual Cost Table) – Page 5

6.	Comment (for the advisor-sold product) – Please modify the bullets to read “No sales charges or advisory fees” in both the lowest and the highest annual cost column.

Response – We will modify the bullets from “No withdrawal charges” to “No sales charges or advisory fees.”

FEE TABLES – Page 9

7.

Comment (for the advisor-sold product) –For the Item 4. Fee Table, in the narrative preceding the fee table, state the fees and expenses do not reflect any advisory fees paid to financial intermediaries and that such charges were to be reflected, the fees and expenses would be higher.

Response – We will modify the first paragraph preceding the fee table as follows:

“The following tables describe the fees and expenses that you will pay when buying and owning the contract. Please refer to your contract data page for information about the specific fees you will pay each year based on the options you have elected. The fees and expenses below do not reflect any advisory fees you pay to your investment adviser.”

EXAMPLES – Page 23

8.	Comment (for the advisor-sold product) – Same comment as the comment #7.

Response – We will modify the first paragraph preceding the examples as follows:

“These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual contract expenses, and annual Underlying Fund expenses. The examples below do not reflect any advisory fees you pay to your investment adviser.”

Important Information You Should Consider about the Contract (Fees and Expenses – Ongoing Fees and Expenses (Annual charges) – Annual Fee Table) – Page 5

9.	Comment – Please confirm Base Contract line item reflects any contract maintenance fee.

Response – The contact maintenance fees are included in the calculation of Base Contract fee.

10.	Comment – On Optional Benefits Available for an Additional Charge line item, in the Maximum column, [2.70]%, this should be the highest current fee not highest maximum lifetime fee.

Response – We have modified the line item to reflect the highest current fee of 1.45%.

11.

Comment – Under the Lowest Annual Cost column, Least expensive Underlying Fund fees and expenses line item, please clarify that this represents the least expensive combination of the class/base contract fees and the Underlying Fund fees and expenses.

Response – The lowest annual cost will reflect the least expensive combination of the Base Contract and Underlying Fund fees and expenses.

Important Information You Should Consider about the Contract (Conflicts of Interest – Investment Professional Compensation) – Page 7

12.

Comment – “Revenue sharing arrangements may provide selling firms and/or their registered representatives with an incentive to favor sales of our contracts over other variable annuity contracts (or other investments) with respect to which a selling firm does not receive the same level of additional compensation.” Please revise this statement accordingly to include commissions.

Response – We have modified the sentence as follows:

“Revenue sharing arrangements and commissions may provide selling firms and/or their registered representatives with an incentive to favor sales of our contracts over other variable annuity contracts (or other investments) with respect to which a selling firm does not receive the same level of additional compensation.”

Fee Tables – Page 9

13.	Comment – Annual Expenses and Optional Benefits Expenses should be combined to a single table and the table can have subheadings for death benefits and living benefits.

Response – We have removed the second table title “OPTIONAL BENEFIT EXPENSES” and changed the subheads to “Optional Death Benefits” and “Optional Living Benefits”

14.	Comment – Please remove the reference to Separate Account Charges under Base Contract Expenses table.

Response – We have modified the table as follows:

“Base Contract Expenses (deducted from the average daily ending net asset value allocated to the Variable Portfolios)”

15.

Comment – In footnote 5, please revise “The sum of the Living Benefit fee and Lifetime Income Option Change fee cannot exceed the Maximum Annual Fee shown in the Fee Table.” to clarify what the maximum fee is referring to.

Response – We have modified the sentence as follows:

“The sum of the Living Benefit fee and Lifetime Income Option Change fee cannot exceed the Maximum Annual Fee shown in the Optional Living Benefits fee table.”

16.	Comment – Please consider if it’s necessary to provide the level of detail for Footnote 6 and 7.

Response – We have removed the footnotes 6 and 7.

17.

Comment – In footnote 7, is the 0.97% referencing the highest net expense of any fund offered under the contract? If not, please consider that your disclosure might suggests to investors that 0.97% is the highest net fee.

Response – We have removed the footnote 7.

18.

Comment – In footnote 6, the contractual fee waiver will continue until April 30, 2021 and we want to confirm that this will be updated since waivers need to be effective to at least a year from filing effective date to be shown in the fee table.

Response – We have removed the foots 6 and 7.

19.	Comment – In footnote 7, we want to confirm that the fiscal year end is January 31, 2020.

Response –We have removed the footnote 7.

20.	Comment – Where it says “To be Updated by Amendment,” please provide the Staff with updated examples, fee tables and range of expenses in the Key Information Table as soon as practicable.

Response – We will provide the Staff with the updated Examples, Fee Tables and Key Information Table with range of expenses as soon as practicable under separate cover.

The Polaris Platinum III Variable Annuity – Page 26

21.	Comment – Please consider if it’s necessary given the Item 3 disclosure.

Response – We have removed the section.

Important Information for Servicemembers – Page 30

22.	Comment – Please explain supplementally why this is included in the prospectus. These benefits listed on the website do not appear to provide the same benefits as provided by a variable annuity.

Response – We have removed the section.

Investment Options – Variable Portfolios (Page 31)

23.

Comment – Regarding “All Variable Portfolios may not be available through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative for availability.”, Item 8 (a) requires disclosure of all material intermediary specific variations, please disclose which funds may not be offered through a particular intermediary.

Response – We have modified the disclosure as follows:

“All Variable Portfolios may not be available through the broker-dealer with which your financial representative is affiliated. Such portfolios are identified in Appendix A - UNDERLYING FUNDS AVAILABLE UNDER THE CONTRACT. Please check with your financial representative for availability.”

Death Benefit Options (Page 62)

24.	Comment – All the benefits should include examples, please see instructions on Item 8.

Response – We have modified to include examples.

Other Information – Financial Statements (Page 78)

25.	Comment – Please mention that the financial statements will be available on company website.

Response – We have modified the disclosure under “Instructions to Obtain Financial Statements” as follows:

“The financial statements of the Company and Separate Account are included in the Statement of Additional Information and available on the Company’s website at ww.aig.com/ProductProspectuses and SEC’s website at http://www.sec.gov. You may also request a free copy of the Statement of Additional Information by following the instructions on the back page or by contacting our Annuity Service Center at:”

Other Information – Administration (Page 79)

26.	Comment – Please move Business Disruption and Cybersecurity Risks to the Principal Risks section of the prospectus or Non-Principal Risks in SAI.

Response – We have included Business Disruption and Cybersecurity Risks under the Principal Risks section of the prospectus and removed from Other Information section.

Appendix A – Underlying Funds Available Under the Contract

27.	Comment – Please provide the Staff with a copy of the completed Appendix in the Response Letter or can be emailed separately.

Response – We will provide the Staff with a copy of the completed Appendix as soon as practicable under separate cover.

28.	Comment – You can also request this information at no cost by calling [our Annuity Service Center at (800) 445-7862]. Please also include an email address, if there is one.

Response – We do not have an email address since such request via email will likely result in multiple exchanges to determine which document is being requested, while the phone request and website allow the requestor to choose the exact documents they wish to receive.

29.	Comment – In footnotes 1 and 2, please explain supplementally why disclosing objectives of these selective funds or remove them from the footnote. (Page A-5)

Response –We have removed those footnotes.

Statement of Additional Information – Non-Principal Risks of Investing in the Contract (Page 4)

30.	Comment – Item 3(b) requires non-principal risks to be disclosed in the SAI. Please disclose the non-principal risk here, rather than referring back to the prospectus.

Response – We have removed the section.

Part C – Other Information – Item 27. Exhibits

31.	Comment – Please include PIMCO Participation Agreement for Item 27(h).

Response – The PIMCO Participation Agreement will be included as an exhibit to the 485(b) filing.

Initial Summary Prospectus – Table of Contents

32.	Comment – Examples should be part of the Additional Information about Fees, it is not a separate section.

Response – We have removed the separate line item for “Examples” from the table of contents.

Should you have any questions or need any additional information concerning the Registration Statement, please do not hesitate to contact me at (310) 772-6545.

Very truly yours,

/s/ Manda Ghaferi

Manda Ghaferi